
June 30, 2011

Via E-mail
Herschel S. Weinstein
Corporate Secretary
Forest Laboratories, Inc.
909 Third Avenue
New York, NY 10022

>   **Re: Forest Laboratories, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed June 21, 2011**
>   **Definitive Additional Proxy Soliciting Materials**
>   **Filed June 13, 2011**
>   **File No. 001-05438**

Dear Mr. Weinstein:

We have reviewed the above listed filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We note your disclosure on page 3 advising stockholders that they should only submit white proxy cards. Please revise this statement to indicate that stockholders wishing to vote with the recommendation of the board contained in the proxy should submit white proxy cards.

2. You state on page 6 that your directors and employees may solicit proxies in person, by telephone, via the Internet or by other means of communication. Please confirm your understanding that all written soliciting materials, including as scripts to be used in

soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Refer to Rule 14a-6(b) and (c).

3. Please revise to fill in the blanks on page 6 regarding estimated aggregate expenses and expenses incurred to date.

How do I vote before the Annual Meeting?, page 2

4. Please disclose that a security holder may also withhold authority to vote for all the nominees as a group.

Will my shares be voted if I don't provide instructions to my broker?, page 4

5. Pursuant to New York Stock Exchange rules, brokers may not vote on any matter in a contested election. Please revise the disclosure throughout your document accordingly.

What vote is required to approve, on an advisory basis, the compensation…?, page 5

6. Given that the standard for this proposal is the majority of votes present, broker non-votes, which are present for quorum purposes, would appear to have the effect of a vote "against" this proposal. Please advise, or revise your disclosure.

What vote is required to ratify the selection of BDO USA, LLP…?, page 6

7. Please disclose the effect of broker non-votes on this proposal.

Proposal 1: Election of Directors, page 11

8. We note your disclosure that the board of directors recommends stockholders election of the company nominees as directors. Please disclose why the board of directors believes it is in the best interests of stockholders to vote in favor of electing these nominees.

9. Please provide further background discussion of the contacts you have had with the Icahn Group during the time period leading up to the current solicitation. Please describe in further detail the specifics of discussions between the parties at the June 14 meeting with the Icahn Group. Please also describe in sufficient detail communications occurring since the June 14 meeting, whether your board of directors responded to further contacts made by the Icahn Group and, if material, the specifics of any discussions between the parties. We may have further comment upon reviewing your revised disclosure.

Proposal 3, page 45

10. Please include a resolution in this section. See Rule 14a-21(b).

Form of Proxy

    11. Please clearly mark your form of proxy "Preliminary Copy." See Rule 14a-6(e)(1).

Definitive Additional Proxy Soliciting Materials

    12. Communications made in reliance on Rule 14a-12 must identify the participants in the solicitation and describe the participants' "direct or indirect interests." You did not include this information in your soliciting materials filed on June 13, 2011, but instead referred security holders to a future filing. Please confirm your understanding of this point for purposes of future filings made in reliance upon Rule 14a-12 prior to the filing of a preliminary proxy statement. See Rule 14a-12(a)(1)(i) and SEC Release No. 34-42055 (October 22, 1999).

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or me at (202) 551-3503 with any questions.

                               Sincerely,

                               /s/ David L. Orlic

                               David L. Orlic
                               Special Counsel
                               Office of Mergers and Acquisitions